Lone Oak Announces Extension of Tender Offer

Wanchai, Hong Kong — Lone Oak Acquisition Corporation (“Lone Oak” or the “Company”) (OTC Bulletin Board: LOKKF), a special purpose acquisition company, previously announced that it had extended the expiration of its previously announced tender offer to purchase up to 505,636 of its ordinary shares, par value $0.001 per share, at a purchase price of $10.21 per share, net to the seller in cash, without interest.

The tender offer, which was previously scheduled to expire at 11:59 pm (New York City time) on Tuesday, November 26, 2013, will now expire at 5:00 pm (New York City time) on Thursday, December 19, 2013, unless otherwise extended or earlier terminated in accordance with the terms of the tender offer. Through November 26, 2013, 122,250 of Lone Oak’s ordinary shares had been tendered in the tender offer.

About Lone Oak Acquisition Corporation

Lone Oak Acquisition Corporation, a Cayman Islands company, is a special purpose acquisition company formed for the purpose of acquiring an operating business.

Additional Information

On October 25, 2013, Lone Oak filed tender offer materials with the Securities and Exchange Commission (the “SEC”) in connection with the acquisition of Arabella Exploration, LLC, an independent oil and natural gas company. On November 14, 2013, Lone Oak filed additional tender offer materials with the Securities and Exchange Commission (the “SEC”). On November 22, 2013, Lone Oak filed amended tender offer materials in response to SEC comments. Lone Oak is conducting a tender offer for its ordinary shares in order allow shareholders the opportunity to redeem their shares if and when these transactions are completed. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Lone Oak ordinary shares are being made pursuant to a tender offer statement on Schedule TO and other offer documents, as amended, that Lone Oak has filed with the SEC. The tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents), as amended, contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials (and all other materials filed by Lone Oak with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders of Lone Oak are urged to read the tender offer documents, as amended, and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about these transactions and the tender offer.

For further information please contact:

Lone Oak Acquisition Corporation
Tel: +1(646) 450-8808